David M. Bovi
Counselor At Law	2855 PGA Blvd.● Suite 150
LL.M. Securities Regulation	Palm Beach Gardens, FL 33410
Phone (561) 655-0665	David.Bovi@dmbpa.com
Fax (561) 655-0693

January 21, 2022

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Onfolio Holdings Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Onfolio Holdings Inc. (the “Company”), we are submitting a draft registration statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company hereby confirms that it is an “emerging growth company” (as defined in the JOBS Act) as of the date of the submission of the Registration Statement and that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) of the Securities Act have occurred. The Registration Statement submitted herewith relates to the initial public offering (the “IPO”) of the Company’s units of securities (the “units”), with each unit consisting of one share of Company  common stock and a warrant to purchase shares of  Company common stock.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at 561-655-0665.

Sincerely,

/s/David M. Bovi
David M. Bovi

cc:	Onfolio Holdings Inc.
EF Hutton, division of Benchmark Investments, LLC
Carmel, Milazzo & Feil LLP.